23andMe Holding Co.

349 Oyster Point Boulevard

South San Francisco, CA, 94080

February 27, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Daniel Crawford

Re:	23andMe Holding Co. — Registration Statement on Form S-3

(File No. 333-269595) (the “Registration Statement”)

Dear Mr. Crawford:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, 23andMe Holding Co. hereby requests acceleration of the effective date of the Registration Statement so that the Registration Statement becomes effective at 4:05 p.m., Eastern Time, on March 1, 2023, or as soon as practicable thereafter.

Please contact Marlee S. Myers or Justin W. Chairman of Morgan, Lewis & Bockius LLP at +1.412.560.3310 or +1.215.963.5061, respectively, with any questions you may have concerning this request. In addition, please notify Marlee S. Myers or Justin W. Chairman when this request for acceleration has been granted.

23ANDME HOLDING CO.

By:	/s/ Joe Selsavage
Name:	Joe Selsavage
Title:	Interim Chief Financial Officer and Interim Chief Accounting Officer

cc:	Marlee S. Myers (Morgan, Lewis & Bockius LLP)

Justin W. Chairman (Morgan, Lewis & Bockius LLP)